

Mail Stop 3561

August 23, 2016

William Atlan
Chief Executive Officer
Atlan Media Inc.
Level 19, 1 O'Connell Street NSW
Sydney, 2000, Australia

> **Re:** **Atlan Media Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 11, 2016**
> **File No. 333-211184**

Dear Mr. Atlan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Unaudited Financial Statements

Note 2. Summary of Significant Accounting Practices

Revenue recognition, page F-15

1. As previously requested in comment 7, please describe your advertising arrangements and disclose how revenue is recognized for each type of arrangement. In doing so, please also disclose your rationale for reporting advertising arrangements on a gross basis.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products